

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2021

Daniel Zwirn
Chief Executive Officer
Arena Fortify Acquisition Corp.
405 Lexington Avenue, 59th Floor
New York, NY 10174

       Re: Arena Fortify Acquisition Corp.
          Registration Statement on Form S-1
          Filed March 19, 2021
          File No. 333-254532

Dear Mr. Zwirn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Principal Stockholders, page 126

1.   Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Cowen Investments II LLC and Intrepid Financial Partners, L.L.C. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Jenifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-551-3176 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Julian Seiguer